Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

Board of Directors

Telzuit Medical Technologies, Inc.

Orlando, Florida

As independent registered certified public accountants, we hereby consent to the use in this Registration Statement on Form SB-2 Pre-Effective Amendment No. 2 of our report dated September 23, 2005 (except for the paragraphs related to the Series A Convertible Preferred Stock in Note 2 and Note 15, and the last two sentences of the third paragraph of Note 10, to which the date is November 1, 2006), with respect to the consolidated financial statements of Telzuit Medical Technologies, Inc. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

November 8, 2006